Issuer Free Writing Prospectus dated January 31, 2018

Filed Pursuant to Rule 433

Registration No. 333-222793

(Relating to Preliminary Prospectus dated January 31, 2018)

Investor Call and Webcast – January 31, 2018

Seattle Genetics, Inc. (the “Company”) has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus relating to the offering and other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC’s website located at http://www.sec.gov. A copy of the preliminary prospectus supplement and accompanying prospectus relating to the offering may be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at Barclaysprospectus@broadridge.com, or by telephone at (888) 603-5847; or from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204.

Below is the transcript of the Company’s investor conference call held on Wednesday, January 31, 2018 at 8:30 EDT. A webcast of the conference call is also available on the Company’s website at www.seattlegenetics.com.

TRANSCRIPT

Operator:	Good day and welcome to the Seattle Genetics Business Update conference. Today’s conference is being recorded. At this time I would like to turn the conference over to Peggy Pinkston, Vice President, Investor Relations. Please go ahead, madam.

Peggy Pinkston:	Thank you operator and good morning everyone. I would like to welcome all of you to Seattle Genetics’ conference call to discuss our proposed acquisition of Cascadian Therapeutics.

With me today are Clay Siegall, President and Chief Executive Officer, Todd Simpson, Chief Financial Officer and Jonathan Drachman, Chief Medical Officer and Executive Vice President Research and Development.

During today’s call we will be making forward looking statements such as those among others relating to the anticipated closing of the acquisition and the timing and benefits thereof, future developments, regulatory, commercial and other opportunities relating to the proposed acquisition, expected equity financing for the acquisition and other statements that are not historical facts.

Actual results or developments may differ materially from those projected or implied in these forward looking statements. Factors that may cause such a difference may include but are not limited to the risk that the proposed acquisition may not be consummated on the proposed terms and schedule, risks related to business combination transactions such as the risk that the acquired Cascadian Therapeutics business will not be integrated successfully, risks related to Seattle Genetics’ ability to obtain the expected financing to consummate the proposed acquisition, risks related to the difficulty and uncertainty of pharmaceutical product development and other risk and uncertainties affecting Seattle Genetics and Cascadian Therapeutics including those described under the caption “Risk Factors” included in Exhibits 99.1 and 99.3 to Seattle Genetics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2018.

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The planned tender offer discussed today has not yet commenced and our communication is not an offer or a solicitation of an offer to purchase any of Cascadian Therapeutics securities. On the commencement date of the tender offer, Seattle Genetics will file a Tender Offer Statement on Schedule TO with the SEC and Cascadian Therapeutics will file a Solicitation/Recommendation Statement on Schedule 14D-9 together with other offer materials. We urge you to read these materials that contain important information when they become available. And with that I will turn the call over to Clay.

Clay Siegall:	Thanks, Peg, and good morning everyone. Thank you for joining us. This morning we announced that we have signed a definitive merger agreement to acquire Cascadian Therapeutics, a Seattle based, clinical stage biotechnology company. We have agreed to pay approximately $614 million or $10 per share in cash.

The transaction was unanimously approved by the boards of directors of both companies. Upon closing of this transaction we would obtain worldwide rights to tucatinib, a promising late stage program that is in an ongoing pivotal trial for HER2+ metastatic breast cancer.

Tucatinib is an oral, small molecule tyrosine kinase inhibitor or TKI that is highly selective for HER2. It is estimated that in the United States and EU5 combined, approximately 80,000 people are diagnosed annually with HER2+ breast cancer.

Currently approved therapies have helped some patients but there remains a significant unmet need for HER2+ patients with metastatic disease. We believe tucatinib has the potential to be a best-in-class TKI in this setting.

One key attribute of tucatinib is that it does not significantly inhibit EGFR, which is has been associated with clinical toxicities including rash and severe diarrhea. In a Phase 1 trial tucatinib in combination with trastuzumab and capecitabine demonstrated a 61% overall response rate, duration of response of 10 months and progression free survival of 7.8 months in heavily pretreated patients.

The combination was generally well tolerated with a notable lack of prophylactic use of agents to manage diarrhea.

Another important differentiator of tucatinib is the encouraging data in patients with brain metastases. Up to 50% of patients with metastatic HER2+ breast cancer will develop brain metastases over time. Historically, these patients are excluded from clinical trials and have poorer outcomes compared to those without brain metastases.

Data from Phase 1b studies of tucatinib showed encouraging PFS in patients with and without brain metastasis. Based on the Phase 1 data and input from the FDA and EMA, tucatinib is in an ongoing international randomized pivotal trial called HER2CLIMB.

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It is evaluating tucatinib versus placebo in combination with capecitabine and trastuzumab. Patients must have locally advanced or metastatic HER2+ breast cancer and have had prior treatment with pertuzumab, trastuzumab and trastuzumab emtansine.

HER2CLIMB is the only pivotal study of a TKI currently designed to support its use in patients with active brain metastases of which we are aware. The trial is intended to support applications for approval in United States and European Union as well as in the rest of the world.

The primary endpoint is progression free survival. Key secondary endpoints are overall survival and PFS in patients with brain metastases. Despite major treatment advances there remains a high unmet need and no standard of care exists for third line HER2+ metastatic breast cancer and management of brain metastases. Enrollment in HER2CLIMB is expected to be completed in 2019.

In addition to the initial registration pathway, tucatinib may have a role in earlier lines of metastatic breast cancer as part of a combination regimen. We believe tucatinib may also have potential in other solid tumors including HER2+ metastatic colorectal cancer where it is in a Phase 2 investigator sponsored trial in combination with trastuzumab and has orphan drug designation from the FDA.

There are three key reasons why we believe this deal is a strategic fit for Seattle Genetics. First, the acquisition would provide us with worldwide rights to a third late stage opportunity for a commercial product in solid tumors complementary to enfortumab vedotin and tisotumab vedotin.

Second, tucatinib would expand upon our global breast cancer efforts with our earlier stage program, ladiratuzumab vedotin being developed in triple negative breast cancer. We believe that our substantial, internal expertise and relationships with key breast cancer treating physicians, coupled with the strong team at Cascadian will allow us to maximize the potential of tucatinib.

And third, this acquisition will draw upon our deep experience in targeted therapies and underscores our focus on addressing areas of significant unmet need in cancer. We believe our broad resources and capabilities can be leveraged to maximize the potential of tucatinib for patients.

At this point I will turn the call over to Todd to discuss the financial terms.

Todd Simpson:	Great, thanks Clay and thanks everyone for joining us. As outlined in our press release this morning under the terms of the definitive merger agreement we will commence a tender offer to acquire all of the outstanding shares of common stock of Cascadian Therapeutics for $10 per share in cash.

The tender offer is subject to customary closing conditions including the tender of at least a majority of the outstanding shares of Cascadian common stock on a fully diluted basis. And the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Act.

The specifics of the tender offer will be described in documents filed with the SEC. The transaction is expected to close in the first quarter of 2018.

In connection with the acquisition we have secured a $400 million debt financing commitment from Barclays and J.P. Morgan. In addition, as announced in our press release this morning we have commenced the public offering of our common stock. If completed, the net proceeds of the financing will be used to fund a portion of the acquisition and the debt financing commitment would terminate.

At this point I will turn the call back over to Clay.

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Clay Siegall:	Thanks Todd. I will close our prepared remarks today by saying that we believe this deal represents a great opportunity for us to add a promising late stage breast cancer program to our pipeline.

Our evaluation of tucatinib gives us confidence that it offers key differences from other TKIs both in terms of its tolerability profile and its activity including in patients whose HER2+ breast cancer has metastasized to the brain.

We have the resources to maximize the development and commercial opportunities of tucatinib. Cascadian’s pipeline also includes a preclinical immuno-oncology agent of interest.

In addition, we look forward to welcoming the team at Cascadian Therapeutics and continuing the momentum of the tucatinib development program. This acquisition is a strategic fit with our vision of developing and commercializing targeted therapies that improve outcomes for people with cancer.

We will now open the call for Q&A. As a reminder, due to applicable securities law restrictions we cannot discuss the offering. Operator please open the line for questions.

Operator:	Thank you. Ladies and gentlemen if you wish to ask a question please signal by pressing star 1 on your telephone keypad at this time. If you are using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. Once again that is star 1 to ask a question.

And we will take our first question from Michael Schmidt with Leerink Partners. Please go ahead.

Michael Schmidt:	Hey guys congrats on the deal and thanks for taking my questions. Clay can you speak a little bit more about the sales opportunity for tucatinib in the third line HER2+ breast cancer setting and maybe speak about the sort of the assumptions underlying the transaction?

Clay Siegall:	Sure. I could give you some information. So, you know, as I said on the call in the U.S. and EU5 combined there is approximately 80,000 people diagnosed with HER2+ breast cancer. And when you look at the U.S. and EU target population of third line and beyond that is still over 16,000 patients.

And these patients really have an unmet need and no established standard of care. And half these patients will develop brain mets about half of them. And so we really think that tucatinib based on its tolerability and the early efficacy that was seen that it has the potential to be a best in class HER2 TKI. And we like that it is very highly selective for HER2. And so we are excited about that.

Michael Schmidt:	Great thanks. And from a cost structure perspective should we assume that it just absorbs the company and its P&L as is? Or is there an opportunity to realize some cost synergies?

Clay Siegall:	Todd? Any comments on that? Then we’ll have to move to the next caller, Michael.

Todd Simpson:	So that’s a good question. I think, you know, once we get this transaction closed we’ll be able to provide more color on that. But for now, we probably should wait until that’s completed.

Michael Schmidt:	Great. Thank you. And congrats on the deal.

Clay Siegall:	Thank you.

Operator:	Our next question will come from Cory Kasimov with J.P. Morgan. Please go ahead.

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Cory Kasimov:	Hey, good morning, guys. Thanks for taking my questions. I have two of them for you, I guess. First, curious whether or not Tucatinib has been evaluated in other breast cancer settings beyond metastatic and do you plan to look into any if not?

Clay Siegall:	You know, there’s been a number of clinical trials with Tucatinib and you certainly could find those out. They’ve been reported. And we will be assessing the entire program and looking for opportunities to expand wherever we can help patients with unmet needs.

So I would say that as we look forward, you’ll be hearing more from us.

Cory Kasimov:	Okay. And then, Clay, a question for you just on the broader strategy for Seattle Genetics in terms of expanding the company’s capabilities beyond ADCs and building maybe more expertise in small molecules or other settings. Can you just kind of, you know, talk big picture, how you see this evolving for Seattle over time? Thanks.

Clay Siegall:	Sure. Well, Seattle Genetics is somewhat unique amongst companies our size in that we have a full biology group and a full chemistry group. Because an antibody drug conjugate is really composed of an antibody, which is part of biology, and a drug linker, which is chemistry.

So we have groups that really understand both large molecules and small molecules. So I think that this certainly fits in with us. And the fact that, you know, what Seattle Genetics really is a targeted therapy company.

ADCs are certainly targeted therapy. But this is targeted to HER2. It’s a tyrosine kinase inhibitor targeted to HER2. We feel that this fits in absolutely perfectly with our expertise in chemistry and the fact that it’s a targeted drug.

Cory Kasimov:	Okay, great. Appreciate you taking the questions.

Operator:	Once again, that is star 1 if you’d like to ask a question. We will take our next question from Geoff Meacham with Barclays. Please go ahead.

Geoff Meacham:	Hey, guys. Good morning and congrats on the deal. Clay, I wanted to ask about capital allocation post the deal. I mean, obviously, you’ll add the development costs associated with HER2CLIMB, but does this change how you prioritize the pipeline?

I was just thinking about the impact on earnings power say in the next few years, especially as you roll out Adcetris in first line Hodgkin.

Clay Siegall:	You know, Geoff, thanks. It’s a really good question. At this point, it’s a little too early for us to make specific comments. But what I could tell you is that Seattle Genetics does have a big pipeline. And we, over the years, we always look at our pipeline and we try to put a prioritization to things we think have the best chance for success.

And, you know, a number of years ago we started something called an IND engine. And we’ve been putting out about two new molecules per year that are pretty exciting new molecules. And that’s what’s led to some of our really exciting pipeline.

But all along the way we look at what is our highest priority. And we have — you know, because of that we have closed programs over time. So the goal is for us to use our capital as best we can and as focused as we can. And you’ll hear more about specifics of this going forward.

Geoff Meacham:	Okay. Thanks a lot.

Operator:	Our next question will come from Salveen Richter with Goldman Sachs. Please go ahead.

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Salveen Richter:	Thanks for taking my questions. I’m just following up on the prior two. At this point, when you look strategically at your pipeline as well as, you know, your commercial efforts, do you still plan to be in active business development mode with bringing in assets here? Or do you think your hands are, you know, relatively full at this point?

And then maybe you could just comment on the colorectal cancer opportunity with this drug? Thanks.

Clay Siegall:	Sure. So when I look at our pipeline and I look at, you know, what we think about from business development, we consistently look out in the world to see if there are molecules or companies that can fit in with Seattle Genetics. And we will continue doing that.

We’re not going to stop and not do that. Yes, it will take some time to bring Cascadian into the fold and integrate and do all this, but you bet, we’re going to continue looking to see what other great opportunities that we can do to help grow Seattle Genetics.

We’re interested in following our vision. And that’s becoming a fantastic and important biotech company that makes a difference in the lives of cancer patients. So we’re not going to slow down and stop at all in that from a BD standpoint.

Commercially, we absolutely are excited for this program. We have a couple other programs we mentioned, enfortumab vedotin, tisotumab vedotin, that are moving forward fast. Enfortumab vedotin is already in a pivotal trial moving forward.

And you’ll hear about this. We have a conference call on February 6, which is our preset conference call for the quarter. So we’ll talk a lot more about our pipeline and how this all fits together in our vision at that point.

The last part you asked was about the colorectal cancer. It’s been known for a long time that there’s HER2 expression on a small percentage of patients with colorectal cancer. And so there’s some, you know, interesting work going on with Tucatinib in that regard. And I look forward to presenting more of that in the future as appropriate.

Salveen Richter:	Thank you.

Operator:	Our next question will come from Keenan MacKay with RBC Capital Markets. Please go ahead.

Keenan MacKay:	Hey. Thanks for taking my question. I have a quick question here on the potential deal. This is seen as maybe somewhat opportunistic here. And given some of the challenges that we’ve sort of seen previously with the Immunomedics transaction, is there anything sort of you could be doing here to limit potential exposure or downside of the deal if it doesn’t go through, sort of potentially on options?

And then additionally on the asset, we’d heard some very positive commentaries from Dr. Andrew Siedman at MSJCC at some recent breast cancer conferences as well as a lot of excitement within the community.

Just wanted to get a perspective on whether there’s anything sort of outside of metastatic breast cancer and breast cancer with brain mets or other indications with brain mets that you’d be interested in potentially developing this asset if the transaction is to go forward. Thank you.

Clay Siegall:	Yes. On your first question about protecting this deal, I appreciate the question. And you certainly know our history and we’re doing everything we can to protect this deal. And it’s not appropriate to discuss anything specifically.

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As far as commentary from doctors, you know, we did some pretty hefty market assessment out there looking at this drug. And we’re very satisfied with comments doctors have made and how this is progressing.

And, you know, the HER2CLIMB study is going along very well in a robust fashion. And, you know, doctors vote with accrual. And so we’re pleased with what’s going on with that. We think that Tucatinib may have opportunity in a more broad fashion than just in HER2 climb study. And you’ll be hearing from us about that in the future.

Keenan MacKay:	Thanks, Clay. I look forward to following up.

Operator:	We’ll move next to Adnan Butt with Guggenheim Securities. Please go ahead.

Adnan Butt:	Congrats from me as well. And thanks for the question. I guess, first on the asset itself, Clay, could you outline what level of benefit you would be seeking over trastuzumab and capecitabine in terms of the pivotal trial that’s unrolling.

Clay Siegall:	You know, the trial is outlined to look at PFS at its primary endpoint. And, you know, there’s also some secondary endpoints that are important, which is PFS and brain mets. We’re going to take a very close look at that and really see what can be done.

You know, having brain mets with metastatic breast cancer is a really bad prognosis. And docs point that out all the time. They don’t know what to — you know, there’s not much to do for these patients. And it’s really unfortunate.

And we’re going to try to see if we can really help that out and do better than the chemo of today with this very highly targeted, focused HER2 tyrosine kinase inhibitor. And so that’s something we’re really excited about too.

The other things we’re looking at in secondary endpoint in addition to the brain mets is OS. And that’s something we’ll be tracking as well to really see, you know, if this is a product that we could, you know, be really excited about from an OS standpoint. We think it’s a differentiated product and we’re excited about it.

Adnan Butt:	So, and again on the pivotal, maybe what is the expected benefit you expect to see with the triple versus capecitabine and trastuzumab. And second, in the pivotal, given that brain mets is such an unmet need, could you discuss if there is any interim analyses built into this pivotal study?

Clay Siegall:	You know, as far as the expected benefit, Adnan, I think as we go forward, we’ll be talking a lot more about this program and some of the kind of data we’re looking at. And we’ll also talk a lot more about the trial and how we are looking and thinking about the data.

It’s a little premature for us to specifically address some of your very specific questions on this call.

Adnan Butt:	Okay. Just then on the colorectal study, I believe Cascadian had said that there could be an interim expected in 2018. Can you say if there’s any more updates on that this year? I could be wrong that.

Clay Siegall:	Yes. So that’s something we’re going to be looking at very closely. It’s an investigator sponsored trial. And so it’s something that, you know, we’ve already looked into. But there has not been data presented at this point. So it would be premature to talk about specifics for this. But it’s certainly something of interest for us that we’ll be looking at.

Adnan Butt:	Okay. That’s it. Thank you.

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Operator:	Next we’ll move to Tazeen Ahmad with Bank of America.

Tazeen Ahmad:	Hey, good morning. Thanks for taking my questions. First, one, Clay, you mentioned that the HER2CLIMB trial is expected to complete enrollment in 2018. Based on that and your previous experience with these types of trials, how long do you think it will be before we get a readout?

Clay Siegall:	You know, that is a good question so thank you for that. I don’t know yet. It’s an event driven study. So we’re going to be looking at PFS there. And so that’s something we’ll be really tracking close.

You know, the things that we can do is we can work with, you know, the folks at Cascadian and together with the Seattle Genetics team, work really hard to make this the most robust enrollment that we can and work very close with docs and that’s something we could push on the timelines to try to do that in a expedient fashion as possible. And then we’ll have to obviously watch patients and wait for the event number. So, you know, the soon as possible opportunity we can, we’ll be excited there. But we have not yet, at this point, given us any specific dates.

Tazeen Ahmad:	Okay, thanks. And then appreciating that PFS is what you’re looking at in the market research that you did when you were examining this molecule, was the feedback from docs that they would be happy with PFS data? Usually OS is the preferred option but realizing that can take a long time to collect. What’s their view on that?

Clay Siegall:	You know, in our market assessment, PFS was an excellent endpoint and they’re interested in PFS of the entire patient population but also PFS of the brain met population and docs were very eager to try to get those data.

Tazeen Ahmad:	Okay, and what’s the IP on this molecule? I’m sorry if you mentioned it at the beginning.

Clay Siegall:	You know, we haven’t mentioned the specific IP at this time, that’s something that we will be getting into in future calls and we’ll outline all of the specifics of this.

Tazeen Ahmad:	Okay. And then I guess lastly for me on the commercial front, you’re obviously now making an expansion beyond hematology and systolic tumors. As you think about your current commercial organization, do you think that there are going to be synergies that you could leverage or do you think ultimately you’d have two separate sales forces?

Clay Siegall:	You know, that’s a really good question and we’ve had some discussions on it because certainly we have a product in a pivotal study now called Enfortumab Vedotin for urothelial cancer, so we’ve had discussions on this. I think there are a number of synergies with our current commercial team that we can use but we also may need some specialists that area in solid tumors that are not in hem malignancy but we will talk more about that on conference calls going forward. So I think the answer is probably both.

Tazeen Ahmad:	And if I could squeeze one last one in, I promise this is the last one, can you talk about any feedback from FDA interactions and if the endpoints or the study, if you’re comfortable with those endpoints as being acceptable for the agency?

Clay Siegall:	Yes, certainly Cascadian had a lot of interaction with regulators around the globe and we’ve reviewed all of that and it would be inappropriate for me to comment on that at this point but certainly that was part of our diligence.

Tazeen Ahmad:	Okay, thanks very much.

Operator:	Moving next to Mara Goldstein with Cantor Fitzgerald, please go ahead.

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Mara Goldstein:	Oh great, thanks so much for taking the question. Just to follow-up, when you did the modeling around Cascadian, did you make assumptions about the potential penetration for patients who have brain metastases within your market modeling as you came up with your evaluation and then, just secondarily, a line in the press release around the equity offering, which I’m assuming is somewhat boiler plate, but just discusses if this transaction does not consummate then you’ll use the funds to further expand the Adcetris label and advance in the pipeline and maybe you could talk about what those opportunities you see would be if you had that flexibility?

Clay Siegall:	So, first of all, when we did modeling and looked at this, we think there’s a really nice market for patients without brain mets. Second of all, we think that there’s also an exciting market for patients with brain mets. I think there’s really both markets there for a product that would have a very good risk benefit ratio. We always look at that, or some people call that a therapeutic window. We’re trying to find the best possible products that can be made to really help patients and provide great tolerability and good efficacy. So that’s our goal and so as far as market penetration goes, if we’re so fortunate as to have great data with the brain mets, we think we’d have a very high market penetration.

The second thing we talked about is from a line in our financing press release which basically says if the deal, the transaction with Cascadian was not to happen, we would use the proceeds for what else we were doing at the company. You know, we have an enormous vision for what we’re doing going forward and we have drugs that are doing great and we’re expanding them and you’ll hear a lot more about this. We’ll talk a little bit about this on February 6 at our next conference call about what we’re doing and how we’re expanding the rest of our pipeline. So we’re feeling really good about that.

Mara Goldstein:	Okay and—thank you, I appreciate it.

Operator:	Our next question comes from Yatin Suneja with SunTrust Bank. Please go ahead.

Yatin Suneja:	Good morning guys, congrats on the transaction and thanks for taking my question. Could you maybe comment on the CMC for tucatinib? I think the tablet needs to be specially coated. Do you require some sort of expertise there or do you have to invest in CMC? And if yes, what sort of expertise you have there?

Clay Siegall:	You know, I have to say that we have done a lot of diligence on the CMC front and we feel very confident that we can address all of what’s needed for this tablet and you know, we have great leadership of our CMC group internally and we’ve been able to very successfully provide Adcetris for the world and working with our partner at Takeda on Adcetris and we feel very confident that working with the folks at Cascadian who have done a great job and then connected with the amazing expertise in technology operations in CMC at Seattle Genetics, we’re in a very, very strong position there. But we’ll talk more about this looking into the future but we feel really good about the CMC aspects.

Yatin Suneja:	Got it, thanks. That’s helpful. And then I think the molecule came from Array initially, can you remind us what sort of royalties would you owe to Array and do they have any opt-in at any time point on the asset?

Clay Siegall:	You are correct that this chemistry emanated from Array. You know, Array is known for having fantastic chemistry and, in fact, my chemist, you know had looked at this and think this is really a good piece of chemistry from Array. The specifics of the deal with Array is not something that we want to discuss today but they do not have an opt-in.

Yatin Suneja:	Got it, and then just finally, I think in your prepared remarks you did touch on the differentiation in the safety profile versus competitor. Is that the diarrhea part you were talking about? Maybe if you could, you know, elaborate a little bit on that, you know, how differentiated is the safety profile, you know, what your physician feedback has been and maybe perhaps compare it with neratinib a little bit, if you could, thank you.

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Clay Siegall:	You know, it’s all in the risk benefit. When we look at this you want to find products that have really great tolerability and we’ve talked to a lot of doctors about the tolerability of this drug. You also want to find products that have efficacy and especially in unmet populations such as patients with brain mets. And so we think that the risk benefit ratio, and all of what we heard of and the data we’ve talked to and the market research that we’ve done with doctors tells us that this has the potential to have a differentiation to be differentiated when you compare it to other HER2 TKI’s. I’d rather not, at this point, get into specifics versus any name drugs but we feel really good about Tucatinib and the work that Cascadian has done and the work that we’re going to be doing in the future with Cascadian.

Yatin Suneja:	Great, thank you and congrats again on the transaction.

Male 1:	Thank you.

Clay Siegall:	Thank you.

Operator:	Our next question will come from Andy Hsieh with William Blair, please go ahead.

Andy Hsieh:	Hi, thank you for taking my question. Congrats on the deal. This is — you know, one would argue that this is a little bit underappreciated among the “Street” community. Just one since Yatin stole all my questions, I think for Tucatinib there is a QT prolongation side effect, just wondering if you could comment on what you’ve seen so far and if this is a potential differentiating factor if it gets an eventual approval down the road? Thank you.

Clay Siegall:	Yes, thanks for the question. You know, as it relates to other drugs, at this point we’re not going to make any specific comparisons. We’re really pleased with the tolerability profile of Tucatinib and that’s really the main story here is that we’re focused on Tucatinib and how well this is tolerated and it’s been in a lot of patients and it’s been, you know, put in patients in many different ways and different regimens and we feel it had a strong profile that — and so that’s really where we are with our thoughts on this. So we’ve done a lot of diligence on it and as we look into the future, we, at appropriate times, we may make comparisons to other products out there. As you know, there are other HER2 TKI’s out on the market but at this point we’re going to focus on Tucatinib and what we like as a really positive risk benefit ratio.

Andy Hsieh:	Thank you.

Operator:	And our final question will come from Bert Hazlett with BTIG, please go ahead.

Bert Hazlett:	Yes, thank you for taking the question. It’s my understanding that Tucatinib is also an investigator sponsored study called the Tulip Study in the hormone receptor positive, HER2 positive breast cancer patients in combination with Pfizer’s blockbuster Ibrance. That study is actually supported by a grant from Pfizer. Do you have any visibility into that study and to any patients at all in that use and has that been considered in this transaction. Thank you and congratulations on the transaction.

Clay Siegall:	So thank you Bert. So, you know, there’s a variety of interesting things going on with Tucatinib and at this — on this call it’s not appropriate to comment on all of the different aspects of what’s going on but we are certainly very aware of what’s going on and really the bottom line is can we, as we go forward, work with the folks at Cascadian? Can we put a great team together and make it a really strong team and try to help as many patients as possible in as many settings as possible? And you know, you gave an example there, that’s something that’s a really good example but we’re going to be looking in the best way possible for HER2 disease whether it be breast cancer or potentially colorectal cancer as we mentioned and try to really help patients and with this very interesting drug. And I think that Seattle Genetics is going to put a heck of a lot of effort behind it. I think we are the right company to take on Tucatinib and work with Cascadian and we’re well positioned to do this. So we’re really excited.

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Bert Hazlett:	It’s an intriguing molecule, congratulations again. Thanks.

Clay Siegall:	Thank you.

Male 2:	Thank you.

Operator:	And there are no further telephone questions at this time.

Female 2:	Okay, thanks operator and thanks to everybody for joining us this morning. Have a good day.

Operator:	This concludes today’s conference, thank you for your participation. You may now disconnect.

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